                              UniHealth Foundation
                                  (95-5004033)
                          Schedule 13-D; April 13, 2001
                                   Amendment 7

Item #1 - Security and Issuer

The title of the class of the equity securities to which this statement relates is common stock ($.01 par value) of PacifiCare Health Systems, Inc.

PacifiCare's principal offices are at 3120 West Lake Center Drive, Santa Ana, CA 92704.

Item #2 - Identity and Background

The corporation filing this statement is UniHealth Foundation, a California non-profit public benefit corporation. UniHealth Foundation is a private grantmaking organization whose mission is to support and facilitate activities that significantly improve the health and well being of individuals and communities within its service area. UniHealth Foundation's principal business and office address is 5959 Topanga Canyon Boulevard #390, Woodland Hills, CA 91367.

(d) During the last five years UniHealth Foundation has not been convicted in a criminal proceeding.

(e) During the last five years UniHealth Foundation has not been a party to a civil proceeding.

Item #3 - Source and amount of funds or other consideration

Not applicable

Item #4 - Purpose of transaction.

UniHealth Foundation sold 197,500 shares of common stock in the open market. The purpose of the sale was to provide additional liquidity to UniHealth Foundation and to further diversify its assets.

(b) - (j) Not applicable.

Item #5 - Interest in Securities of the Issuer.

(a) Prior to this transaction UniHealth Foundation directly owned 3,694,500 shares of PacifiCare common stock or 10.81% of the outstanding shares as of February 28, 2001. Subsequent to this transaction, UniHealth Foundation owns 3,497,000 shares of PacifiCare common stock or 10.23% of the outstanding shares.

(b) UniHealth Foundation has the sole power to direct the vote of all shares it owns.

(c) UniHealth Foundation sold the following shares of PacifiCare common stock in the open market:

                         Number           Price per
     Date               of Shares           Share             Total
    -------             ---------         ---------         ----------
    3/8/01               50,000            $31.00           $1,550,000
    3/15/01               2,500            $28.25           $   70,625
    3/20/01              25,000            $26.98           $  674,375
    3/23/01               5,000            $25.50           $  127,500
    3/26/01              85,000            $25.84           $2,196,315
    3/29/01              10,000            $25.50           $  255,000
    3/30/01              20,000            $25.00           $  500,000


(d) No other person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of securities described in (a) above.

(e) Not applicable.

Item #6 - Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

UniHealth Foundation and PacifiCare entered into a Stock Purchase Agreement dated May 4, 1999 (the "Stock Purchase Agreement") providing for the repurchase by PacifiCare of up to an aggregate of 5,909,500 shares of common stock of PacifiCare held by UniHealth Foundation (the "UniHealth Shares") on terms and conditions set forth therein. PacifiCare paid UniHealth Foundation a $60 million up front premium for UniHealth Foundation's agreement to (1) vote its 40% block of A shares to create a new, single voting class of stock, (2) to sell its stock to PacifiCare, and (3) to agree to the standstill, confidentiality and other provisions of the stock purchase agreement. PacifiCare agreed to repurchase the UniHealth Shares in the following seven installments:

         August 15, 1999      1,000,000 shares          (passed)

         November 5, 1999     1,000,000 shares          (passed)

         February 15, 2000      750,000 shares          (passed)

         May 15, 2000           750,000 shares          (passed)

         August 15, 2000        750,000 shares          (exercised)

         November 15, 2000      750,000 shares          (exercised)

         February 15, 2001      balance of shares
                                (909,500)               (passed)

The prices paid were calculated using the average trading price of the stock during the 30 days prior to the repurchase date. UniHealth Foundation was not obligated to sell if the average price was below $70.00 for the first tranche and $75.00 for subsequent tranches. PacifiCare was not obligated to buy if the average price was greater than $120.00. PacifiCare agreed to register any waived or withheld shares after February 15, 2001.

On February 8, 2001, UniHealth Foundation and PacifiCare agreed to a Modification of the Stock Purchase Agreement. PacifiCare agreed to allow UniHealth Foundation to sell up to one million UniHealth Foundation shares in one or more open market sales or sales made pursuant to Rule 144 of the Securities Act of 1933, as amended, provided, however, that UniHealth Foundation not sell more than two hundred fifty thousand UniHealth Foundation shares on any given day. In exchange for this consideration, UniHealth Foundation agreed not to exercise the February 15, 2001 installment.

On March 7, 2001, UniHealth Foundation and PacifiCare agreed to a Modification of the Stock Purchase Agreement. PacifiCare agreed to allow UniHealth Foundation to sell its remaining shares of PacifiCare stock of approximately three million six hundred ninety-four thousand five hundred (3,694,500) shares (the "Remaining Shares") in one or more open market sales provided, however, that the number of Remaining Shares sold during the term of the agreement did not exceed the volume limitations contained in Rule 144 promulgated under the Securities Act of 1933, as amended; and on any given day, UniHealth Foundation did not sell more that the greater of: (a) two hundred fifty thousand (250,000) of the Remaining Shares, or (b) twenty-five percent (25%) of the trading volume of PacifiCare's common stock for the immediately preceding trading day. This Letter Agreement terminates on June 15, 2001.

Item #7 - Materials to be filed as exhibits.

Stock Repurchase Agreement
Modification of Stock Purchase Agreement (February 8, 2001)
Modification of Stock Purchase Agreement (March 7, 2001)


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date:       April 17, 2001
                       ----------------------------

                  By:         /s/ MARY ODELL
                       ----------------------------
                           Mary Odell, President



                                       3